TIM Hellas Telecommunications SA

TIM HELLAS ANNOUNCES DRAFT MERGER AGREEMENT WITH TROY GAC

ATHENS, July 29, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that the competent Greek government prefecture (the “Prefecture”) provided approval of the registration of the Draft Merger Agreement between TIM Hellas and Troy GAC Telecommunications S.A. (“Troy GAC”) in the registry of companies limited by shares, on July 28, 2005.
Following the completion on June 15th, 2005, of the acquisition of a controlling stake in TIM Hellas by Troy GAC, the two companies began a process under Greek law to undertake a cash-out merger whereby TIM Hellas public shareholders would receive a per share price of €16.42475—the same price per share paid to TIM International N.V. for its 80.87% equity stake in the company.
In furtherance of the cash-out merger process, the two companies have negotiated and agreed upon a Draft Merger Agreement that would effect a cash-out merger under Greek law, in which TIM Hellas would be merged with and into Troy GAC, and the publicly held TIM Hellas shares, including shares represented by ADSs or DDRs, would be canceled and represent solely the right to receive cash consideration in the amount of €16.42475 per share.
The aforementioned Draft Merger Agreement was conditionally approved by the Board of Directors of both companies and submitted to the Prefecture on July 21, 2005. The Prefecture approved its registration in the registry of companies limited by shares on July 28, 2005.
The Draft Merger Agreement and the merger are subject to the approval of the shareholders of both companies, and meetings at which the merger will be considered are currently expected to be held in early October 2005.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585
ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

Trademark licensed by TIM Italia S.p.A., Name licensed by TIM Italia S.p.A..
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.